VIA EDGAR AND OVERNIGHT MAIL

October 8, 2008

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C., 20549-5546

RE:	Ingersoll-Rand Company Limited
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-16831

Dear Ms. Blye:

This is in response to the September 18, 2008 letter from the staff of Securities and Exchange Commission (the “Commission”) to Patricia Nachtigal, Senior Vice President and General Counsel of Ingersoll-Rand Company Limited (the “Company”), relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007.

For your convenience, we have set forth the staff’s comments below followed by our responses.

1. We note your response to comment 1 in our letter dated July 24, 2008. Please specify the products, components, equipment, technology, or services that you, your former and current subsidiaries, and/or your business units, including Trane Inc., have provided into each of Iran, Sudan, and Syria.

The Company, through its current (including Trane) and former non-US subsidiaries, is a diversified manufacturing company with limited sales into Iran, Sudan and Syria of a variety of products, equipment and services designed for commercial and/or residential use.

More specifically, the sales described above originate and are constituted as follows:

Ms. Cecilia Blye
October 8, 2008

Climate Control Technologies Sector: The Company’s non-US subsidiaries within the Climate Control Technologies Sector has had limited sales into each of Iran, Sudan and Syria of products, equipment and services used to protect and transport food and other perishables. Such products include sales into each of Iran, Sudan and Syria of truck, trailer and container refrigeration units, and sales into each of Iran and Syria of refrigerated display cases and beverage coolers, and walk-in storage coolers and freezers commonly found in retail food stores and other commercial establishments.

Air Conditioning Systems and Services Sector: The Company’s non-US subsidiaries (through its acquisition of Trane Inc. on June 5, 2008) had limited sales into each of Iran, Sudan and Syria of indoor air conditioners and heat pump units, residential furnaces and chillers and related services for those products for both commercial and residential use.

Industrial Technologies Sector: The Company’s non-US subsidiaries within the Industrial Technologies Sector had limited sales into each of Iran and Syria of products, equipment and services relating to compressed air systems and industrial generators. This sector also had limited sales into Iran of fluid and material handling equipment, and parts for golf cars, utility vehicles or compact vehicles.

Security Technologies Sector: The Company’s non-US subsidiaries within the Securities Technologies Sector had limited sales into each of Iran, Sudan and Syria of mechanical door locks and cylinders and related parts and hardware items and services related to such products.

As noted in our response dated July 24, 2008, the Company divested certain businesses in 2007 that had limited sales into each of Iran, Sudan and Syria as follows:

Bobcat, Utility Equipment and Attachments (divested November 30, 2007): The Company’s non-US subsidiaries through its Bobcat and Utility Equipment business units had limited sales into each of Iran, Sudan and Syria of compact construction vehicles such as skid and all-wheel steer loaders, compact truck loaders, mini-excavators and attachments to such vehicles; portable air compressors, generators and general purpose light construction equipment.

Road Development (divested April 30, 2007): The Company’s non-US subsidiaries through its Road Development business unit had limited sales into each of Iran, Sudan and Syria of asphalt paving equipment, compaction equipment, and milling machines.

Ms. Cecilia Blye
October 8, 2008

2.
Please discuss the qualitative materiality of your business contacts with Iran, Sudan, and Syria that you describe in your response letter, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in terms of factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, the federal government, various state and municipal governments, and several universities and asset management companies have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran, Sudan, and Syria.

As we discussed previously in our response to your letter dated July 24, 2008, the Company’s sales from its continued and divested businesses into each of Iran, Sudan and Syria, as compared to the Company’s total revenue, did not exceed 0.2% for each country during the years 2005, 2006 and 2007. The Company does not believe that its business contacts with Iran, Sudan and Syria are qualitatively (or quantitatively) material to the Company or to investors. Although broadly proscribed, U.S. laws and regulations permit certain transactions with Iran, Syria and Sudan subject to varying restrictions and requirements depending on the country. The Company has policies and practices in place to ensure that it complies with relevant requirements such as those of the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. Our compliance programs, internal control reviews, and risk assessments are designed to ensure compliance with these requirements. The Company believes these compliance efforts earnestly address investor concerns regarding this aspect of our businesses.

The Company recognizes that some institutional and government investors have announced their concerns about investing in companies that do business with countries that are U.S. designated state sponsors of terrorism and in addition, the federal government, various state and municipal governments, and several universities and asset management companies have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S-designated state sponsors of terrorism. We will continue to monitor such legislation as well as the level of investor concern regarding companies like Ingersoll Rand that have limited sales into those countries.

Ms. Cecilia Blye
October 8, 2008

At the current time, given the limited amount of business and safeguards for regulatory compliance, we believe that our sales into Iran, Sudan and Syria are not material to the Company’s operations for financial results or reputation, do not present a material investment risk to our stockholders, and are not reasonably likely to have any impact on our reputation or share value. If this situation changes, we recognize that these sales or risks associated with them could, depending on the changed circumstances, become material, and at that time, we would include appropriate disclosure in our Annual Report on Form 10-K and other filings with the Commission.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please do not hesitate to contact Nicholas F. Coward of Baker & McKenzie LLP, who assisted in preparing this response, at 202-452-7021 or the undersigned at 201-573-3218.

Sincerely,

/s/ John D. Soriano
John D. Soriano
Vice President - Compliance
and Deputy General Counsel

cc: Nicholas F. Coward, Esq., Baker & McKenzie LLP